SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Resolution on Convening of Annual General Meeting of Shareholders

On February 12, 2014, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 29th Annual General Meeting of Shareholders for the fiscal year of 2013 as set forth below:

1.	Date & Time:

•	9:30 A.M., March 7, 2014 (Friday)

2.	Venue:

•	Guest House, LG Display Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3.	Agenda for Meeting

1)	For reporting:

a.	Audit Committee’s Audit Report

b.	Appointment of External Auditor

c.	Fiscal Year 2013 Business Report

2)	For approval:

a.	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2013

b.	Appointment of Directors*

c.	Appointment of Audit Committee Member*

d.	Remuneration Limit for Directors in 2014

4.	Resolution of Board of Directors

•	Date: February 12, 2014

•	Attendance of Outside Directors: 3 out of 4 outside directors

*	Details of Directors:

Name: Yu Sig Kang (Director)

Date of birth: November 3, 1948

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Reappointment

Main experience: Vice Chairman, Head of LG Corporate Restructuring office

Present position: Vice Chairman, LG Management Development Institute

Final Academic degree: BS Seoul National University

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Sang Don Kim (Director)

Date of birth: October 20, 1962

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Appointment

Main experience: CFO, Serveone

Present position: CFO, LG Display

Final Academic degree: MBA, University of Washington

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

Name: Jin Jang (Outside Director / Audit Committee Member)

Date of birth: November 28, 1954

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointment

Main experience: President of The Korean Information Display Society

Present position: Chair Professor in Kyung Hee University, Department of Information Display

Final Academic degree: Ph.D. Physics KAIST

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 12, 2014	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division